================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                                   ----------

                                  AVIALL, INC.
                                (Name of Issuer)


Common Stock, $.01 par value per share                             05366B102
    (Title of class of securities)                              (CUSIP number)

                             David E. Zeltner, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                     New York, New York 10153 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  March 1, 1999
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 16 pages)

================================================================================


NY2:\285238\01\643@01!.DOC\65575.0003

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                     Page 2 of 16 pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                NOLAN ACQUISITION PARTNERS
                          S.S. OR I.R.S. IDENTIFICATION NO.                       75-2787642
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    ----------------------------------------------------------------- -------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    ------------------------------------------------------------------------------------------------- -----
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    ------------------------------------------------------------------------ ------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                Texas
----------------------    ------------------------------------------------------------------------ ------------------------------

                                  7               SOLE VOTING POWER:                                          1,452,900
      NUMBER OF
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                                0
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                     1,452,900
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                           0

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,452,900
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                          [ ]

----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.0%

----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               PN
----------------------    -------------------------------------------------------------------------------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                     Page 3 of 16 pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                NOLAN ACQUISITION GROUP, L.P.
                          S.S. OR I.R.S. IDENTIFICATION NO.                       75-2786370
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                   [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------

                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        1,452,900
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   1,452,900

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,452,900
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                         [ ]

----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               PN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                     Page 4 of 16 pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                KINCAID CAPITAL GROUP,
                                                                                  a Texas corporation
                          S.S. OR I.R.S. IDENTIFICATION NO.                       75-2779494
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                Texas

----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        1,452,900
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   1,452,900

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,452,900
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                     Page 5 of 16 pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                THOMAS R. KINCAID
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  PF
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                      United States of America
----------------------    -------------------------------------------------------------------------------------------------------

                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        1,452,900
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   1,452,900

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,452,900
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.0%

----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                     Page 6 of 16 pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                DAN KOMNENOVICH
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  PF
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                   [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                      United States of America
----------------------    -------------------------------------------------------------------------------------------------------

                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        1,452,900
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   1,452,900

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,452,900
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.0%

----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                     Page 7 of 16 pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                RICHARD JONES
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  PF
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                    [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                      United States of America

----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        1,452,900
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   1,452,900

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,452,900
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                         [ ]

----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                     Page 8 of 16 pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                CONESE CAPITAL, L.L.C.
                          S.S. OR I.R.S. IDENTIFICATION NO.                       58-2423275
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------

                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        1,452,900
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   1,452,900

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,452,900
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                         [ ]

----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.0%

----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               OO
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                     Page 9 of 16 pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                CONESE FAMILY PARTNERSHIP
                                                                                  (NEVADA), L.P.
                          S.S. OR I.R.S. IDENTIFICATION NO.                       88-0381099
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                               Nevada
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        1,452,900
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   1,452,900

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,452,900
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.0%
----------------------    -------------------------------------------------------------------------------------------------------

         14               TYPE OF REPORTING PERSON:                               PN
----------------------    -------------------------------------------------------------------------------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                     Page 10 of 16 pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                CONESE GENERAL PARTNER
                                                                                  (NEVADA), INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.                       88-0381098
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC

----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                               Nevada
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        1,452,900
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   1,452,900

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,452,900
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                         [ ]

----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                     Page 11 of 16 pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                EUGENE P. CONESE
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  PF
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                      United States of America
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        1,452,900
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   1,452,900

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,452,900
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.0%

----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------


               This Amendment No. 4 ("Amendment No. 4") amends the Statement on
Schedule 13D (the "Schedule 13D") filed on November 9, 1998, as amended by Amendment No. 1 filed on December 5, 1998, Amendment No. 2 filed on January 22, 1999 and Amendment No. 3 filed February 2, 1999, by and on behalf of the following persons (collectively, the "Reporting Persons"): Nolan Acquisition Partners, a Texas general partnership ("NAP"), Nolan Acquisition Group, L.P., a Delaware limited partnership ("NAG"), Kincaid Capital Group, a Texas Corporation ("Kincaid Capital"), Thomas R. Kincaid ("Kincaid"), Richard Jones ("Jones"), Dan Komnenovich ("Komnenovich"), Conese Capital, L.L.C., a Delaware limited liability company ("CCL"), Conese Family Partnership (Nevada), L.P., a Nevada limited partnership ("CFP"), Conese General Partner (Nevada), Inc., a Nevada corporation ("CGN") and Eugene P. Conese ("Conese"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

ITEM 4.        PURPOSE OF TRANSACTION.

                  On February 23, 1999, the Issuer publicly announced, among other things, that it had retained Merrill Lynch & Co. to assist the Company in exploring possible strategic alternatives to improve shareholder value. On March 1, 1999, Mr. Eugene P. Conese, Sr., on behalf of the Reporting Persons, sent a letter to the Issuer's Board of Directors (the "March 1 Letter") that reads as follows:

                           NOLAN ACQUISITION PARTNERS
                          125 E. John Carpenter Freeway
                                    Suite 190
                               Irving, Texas 75062
                                  972-501-0007
                                972-501-0477 Fax


                                  March 1, 1999



Board of Directors
Aviall, Inc.
2075 Diplomat Drive
Dallas, Texas 75234-8999
Attn:  Mr. Eric Anderson,
        Chairman, President and Chief Executive Officer

Dear Directors:

                  As you know, in our letter to Eric Anderson of January 29, 1999, we recommended that Aviall engage a reputable investment banking firm to explore a sale of the Company or other transaction that would create shareholder value. We are therefore encouraged by the Company's February 23 announcement that it has engaged Merrill Lynch & Co. to assist the Company in exploring possible strategic alternatives to improve shareholder value.

                  As the holders of 1,452,900 shares of the common stock of Aviall, constituting approximately 8.0% of the outstanding shares, we share your belief that Aviall's potential has not been reflected in its stock price and that Aviall should pursue strategic alternatives to enhance shareholder value. We are prepared to offer just such an alternative and hereby propose a "friendly" cash merger transaction of Aviall with a corporation to be formed by our group for that purpose in which all Aviall shareholders (other than our group) would receive $15.50 per share in cash in exchange for their common stock. We are highly confident that we can obtain commitments for debt and equity financing sufficient to fund the acquisition.

                  Our proposal is subject to our being afforded the opportunity to, and our being satisfied with the results of, a diligence review of Aviall, its properties and businesses. Depending upon the results of our review, we may be prepared to increase our offer. We and our advisors are also prepared to commence such a review promptly with your cooperation and would be willing to enter into a confidentiality agreement in connection therewith (but not any such agreement that would limit our rights as shareholders).

                  We will keep our cash merger proposal open while you are studying strategic alternatives until March 26, 1999. If the Board of Directors does not determine to proceed with our cash merger proposal, we assume that it will be because the Board of Directors has determined that an alternative plan will provide greater value for Aviall's shareholders. If, in our opinion, any such alternative plan provides greater value for Aviall's shareholders, we will be supportive of such alternative plan unless we determine to increase our cash merger bid.

                  Although we do not regard our interest in Aviall as anything other than "friendly," in view of the upcoming annual meeting of shareholders and the importance of these strategic issues, we reserve our right to initiate shareholder proposals in favor of a sale of the Company at the highest possible price and/or nominate a slate of directors who would pursue such a sale. We also reserve the right to initiate a tender offer for Aviall stock at a price which may differ from the proposed merger price or to pursue other alternatives to maximize shareholder value.

                  We hope that our proposal will be favorably acted upon by the Board of Directors so that our respective advisors can proceed with the preparation of definitive agreements containing customary representations, terms and conditions.

                                            Sincerely,

                                            /s/Eugene P. Conese

                                            Eugene P. Conese, Sr.

Cc:  Thomas Kincaid


EPC,Sr/ml

                  The Reporting Persons' future course of action will be influenced by the Issuer's response to the cash merger proposal set forth in the March 1 Letter (the "Nolan Group Proposal") and by any alternative plan adopted by the Issuer's Board of Directors.

                  As indicated in the March 1 Letter and in view of the fact that the Issuer's Board of Directors has not announced that it has determined to sell the Company, the Reporting Persons may initiate shareholder proposals in favor of such a sale at the highest possible price and/or nominate a slate of directors who would pursue such a sale. In addition, the Reporting Persons reserve the right to initiate a tender offer for the Common Stock at a price that may differ from the price per share offered in the Nolan Group Proposal. The Reporting Persons may also acquire additional shares of Common Stock (subject to availability of shares at prices deemed favorable) in the open market or in privately negotiated transactions, and may contact the Issuer, its representatives, other persons interested in the Issuer or persons interested in financing the Nolan Group Proposal or participating in any proxy solicitation that may be commenced by the Reporting Persons.

                  Alternatively, while it is not the Reporting Persons' present intention to do so, the Reporting Persons reserve the right to dispose of some or all of their shares of Common Stock in the open market or in privately negotiated transactions to third parties, or otherwise, depending upon the course of action that the Reporting Persons pursue, market conditions and other factors.

                  Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Common Stock, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

                  Except as set forth above, as of the date of this statement none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Such persons may at any time reconsider and change their plans or proposals relating to the foregoing.

                                    SIGNATURE

The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 2, 1999                NOLAN ACQUISITION PARTNERS

                                     By: Nolan Acquisition Group, L.P.,
                                         its Managing General Partner

                                         By: Kincaid Capital Group,
                                             a Texas corporation,
                                             its General Partner

                                             By: /s/ Richard Jones
                                                 -------------------------------
                                                 Print Name: Richard Jones
                                                 Title:  Senior Vice President


                                     NOLAN ACQUISITION GROUP, L.P.

                                     By: Kincaid Capital Group,
                                         a Texas corporation,
                                         its General Partner

                                         By: /s/ Richard Jones
                                             -----------------------------------
                                             Print Name: Richard Jones
                                             Title:  Senior Vice President


                                     KINCAID CAPITAL GROUP, a Texas corporation

                                     By: /s/ Richard Jones
                                         ---------------------------------------
                                         Print Name: Richard Jones
                                         Title: Senior Vice President


                                         /s/ Thomas R. Kincaid
                                         ---------------------------------------
                                         Thomas R. Kincaid


                                         /s/ Richard Jones
                                         ---------------------------------------
                                         Richard Jones


                                         /s/ Dan Komnenovich
                                         ---------------------------------------
                                         Dan Komnenovich

                                 CONESE CAPITAL, L.L.C.

                                 By: Conese Family Partnership
                                     (Nevada), L.P., its sole member

                                     By: Conese General Partner (Nevada), Inc.,
                                         its General Partner

                                         By: /s/ Eugene P. Conese, Jr.
                                             -----------------------------------
                                             Print Name:  Eugene P. Conese, Jr.
                                             Title:  Vice President


                                 CONESE FAMILY PARTNERSHIP (NEVADA), L.P.

                                 By: Conese General Partner (Nevada), Inc.,
                                     its General Partner

                                     By: /s/ Eugene P. Conese, Jr.
                                         ---------------------------------------
                                         Print Name: Eugene P. Conese, Jr.
                                         Title: Vice President



                                 CONESE GENERAL PARTNER (NEVADA), INC.

                                 By: /s/ Eugene P. Conese, Jr.
                                     -------------------------------------------
                                     Print Name: Eugene P. Conese, Jr.
                                     Title: Vice President


                                     /s/ Eugene P. Conese
                                     -------------------------------------------
                                     Eugene P. Conese